UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 17, 2026

AUDDIA INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40071	45-4257218
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1680 38th Street, Suite 130
Boulder, Colorado	80301
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (303) 219-9771

Not Applicable

Former name or former address, if changed since last report

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of exchange on which registered
Common Stock	AUUD	The Nasdaq Stock Market LLC
Common Stock Warrants	AUUDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On February 17, 2026, Auddia Inc., a Delaware corporation (“Auddia”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among Auddia, McCarthy Finney, Inc., a Delaware corporation (“Holdco”), Auddia Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Holdco (“Auddia Merger Sub”), Thramann Merger Sub LLC, a Colorado limited liability company and wholly owned subsidiary of Holdco (“Thramann Merger Sub” and together with Auddia Merger Sub, the “Merger Subs”), and Thramann Holdings, LLC, a Colorado limited liability company (“Thramann”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, (i) Thramann Merger Sub will merge with and into Thramann, with Thramann surviving the merger as a wholly owned subsidiary of Holdco (the “Thramann Merger”) and (ii) Auddia Merger Sub will merge with and into Auddia (“Auddia Merger” and together with the Thramann Merger, the “Mergers”), with Auddia surviving the merger as a wholly owned subsidiary of Holdco.

Auddia Merger Consideration; Treatment of Equity Awards

Subject to the terms and conditions of the Merger Agreement, (i) at the effective time of the Auddia Merger (the “Auddia Merger Effective Time”), each issued and outstanding share of common stock of Auddia, par value $0.001 per share (“Auddia Common Stock”) (other than any Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive one (1) fully paid and nonassessable share of common stock, par value $0.001 per share, of Holdco (“Holdco Common Stock”) and (ii) at the Auddia Merger Effective Time, each issued and outstanding share of preferred stock of Auddia, par value $0.001 per share (the “Auddia Preferred Stock”) (other than any Auddia Excluded Shares (as defined in the Merger Agreement)) will be converted into the right to receive one (1) fully paid and nonassessable share of preferred stock of Holdco, par value $0.001 per share, to be designated as Series C Preferred Stock (or such other class or series of preferred stock as mutually agreed by the parties), having the rights, preferences, powers and privileges that are substantially similar to Auddia’s existing and outstanding Series C preferred stock.

Each outstanding option to purchase shares of Auddia Common Stock (an “Auddia Option”), whether vested or unvested, that is outstanding immediately prior to the Auddia Merger Effective Time shall, as of the Auddia Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into an option to purchase, on the terms and conditions (including, if applicable, any continuing vesting requirements and per share exercise price) under the applicable plan and award agreement in effect immediately prior to the Auddia Merger Effective Time, a number of shares of Holdco Common Stock equal to the total number of shares of Auddia Common Stock subject to such Auddia Option immediately prior to the Auddia Merger Effective Time.

Each unvested restricted stock unit award of Auddia (an “Auddia Restricted Stock Unit Award”) that is outstanding immediately prior to the Auddia Merger Effective Time shall, as of the Auddia Merger Effective Time, automatically and without any action on the part of the holder thereof, be converted into a Holdco restricted stock unit on the terms and conditions (including, if applicable, any continuing vesting requirements) under the applicable employee plan and award agreement in effect immediately prior to the Auddia Merger Effective Time, with respect to a number of shares of Holdco Common Stock equal to the number of shares of Auddia Common Stock subject to such Auddia Restricted Stock Unit Award immediately prior to the Auddia Merger Effective Time.

Thramann Merger Consideration

At the effective time of the Thramann Merger (the “Thramann Merger Effective Time”), each issued and outstanding membership interest of Thramann (“Thramann Membership Interest”) (other than any Excluded Shares (as defined in the Merger Agreement)) will be converted into and become exchangeable for the right to receive (i) a number of shares of Holdco Special Preferred Stock (as defined in the Merger Agreement) as determined based on a ratio calculated in accordance with the Merger Agreement and as further described below (the “Thramann Preferred Stock Exchange Ratio”) and (ii) an aggregate principal amount of Holdco Notes (as defined in the Merger Agreement) equal to $3.5 million, as determined based on a ratio calculated in accordance with the Merger Agreement and as further described below (the “Thramann Notes Exchange Ratio”).

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Under the Thramann Preferred Stock Exchange Ratio and Thramann Notes Exchange Ratio formulas in the Merger Agreement, former holders of Thramann Membership Interests will hold an approximately 80.0% economic interest and holders of Auddia Common Stock as of immediately prior to the Auddia Merger will hold an approximately 20.0% economic interest in Holdco. The 80.0% economic interest attributable to former Thramann holders includes $3.5 million in non-convertible Holdco Notes (which are exchangeable for Holdco Special Preferred Stock). Under certain circumstances, as described below, the ownership percentages may be adjusted upward or downward based on the level of Auddia’s net cash at closing. There can be no assurances as to Auddia’s level of net cash at closing.

If Auddia’s Net Cash exceeds $20.0 million, Auddia's ownership percentage will be increased by 50% of the excess amount. If Auddia’s Net Cash exceeds $20.0 million, the Auddia ownership percentage will be increased by 0.50% for each $1.0 million by which Auddia’s Net Cash exceeds $20.0 million. If Auddia’s Net Cash is between $12.0 million and $20.0 million, no adjustment will be made to the ownership percentages. If Auddia’s Net Cash is below $12.0 million, the Auddia ownership percentage will be decreased by 0.50% for each $1.0 million by which Net Cash is below $12.0 million.

Holdco Special Preferred Stock

The terms of the Holdco Special Preferred Stock to be issued at the closing of the transaction are summarized below.

Designation and Ranking. The Holdco Special Preferred Shares, with respect to the preferences as to dividends, distributions and payments upon the liquidation, dissolution and winding up of Holdco, rank senior to Holdco’s common stock.

Dividends. Each holder of Holdco Special Preferred Shares shall be entitled to receive dividends when and as declared by the Board of Directors of Holdco, from time to time, in its sole discretion, which dividends shall be paid by the Company out of funds legally available therefor, payable, subject to the conditions and other terms hereof, in cash, in securities of the Company or any other entity, or using assets as determined by the Board based on the Stated Value of such Preferred Share. The Stated Value is $1,000 per share, subject to adjustment for stock splits, stock dividends, recapitalizations, reorganizations, reclassifications, combinations, subdivisions or other similar events occurring after the issuance date with respect to the Holdco Special Preferred Shares.

Liquidation. In the event of a liquidation event, the holders of Holdco Special Preferred Shares are entitled to receive in cash out of the assets of the Holdco, before any amount shall be paid to the holders of any shares of common stock, an aggregate Liquidation Preference equal to the greater of (A) $20.5 million or (B) the amount that would be received if the Holdco Special Preferred Shares were converted into common stock immediately prior to the date of such payment.

Voting Rights. Holders of Holdco Special Preferred Shares are generally entitled to vote with holders of outstanding shares of common stock, voting together as a single class, with respect to any and all matters presented to the stockholders of Holdco for their action or consideration, except as provided by law. In any such vote, each Holdco Special Preferred Share shall entitle the holder thereof to cast that number of votes per share as is equal to the number of shares of common stock into which it is then convertible (subject to applicable ownership limitations, if applicable) using the record date for determining the stockholders of Holdco eligible to vote on such matters as the date as of which the Conversion Price is calculated .

Board Designation Rights. Prior to the Lead Investor Non-Affiliate Election Date (as defined in the terms of the Holdco Special Preferred Stock), if the number of Holdco Special Preferred Shares outstanding entitle the holders of such Holdco Special Preferred Shares to cast votes equal to or greater than 50% of the total number of votes entitled to be cast by all stockholders of Holdco on Board elections, the Board shall nominate for election to the Board such number of nominees selected by the Required Holders (as defined in the Certificate of Designations) that is equal to one less than the number of members of the Board that constitute a majority of the Board after the applicable election (the Preferred Nominees) and one nominee approved by the Required Holders (the Approved Nominee). If the Holdco Special Preferred Shareholders' voting power is equal to or greater than 30% but less than 50%, the Board shall nominate such number of Preferred Nominees that is equal to two less than the number of members of the Board that constitute a majority of the Board after the applicable election. If the Preferred Shareholders' voting power is greater than 25% as of the Closing Date and the other thresholds are not met, the Board shall nominate one nominee selected by the Required Holders.

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Conversion Rights

Holder Conversion Right. At any time or times on or after the issuance date, each holder shall be entitled to convert any portion of the outstanding Holdco Special Preferred Shares held by such holder into validly issued, fully paid and non-assessable shares of common stock of Holdco in accordance the Conversion Rate. The number of conversion shares issuable upon conversion of any Holdco Special Preferred Share shall be determined by dividing (x) the Conversion Amount of such Holdco Special Preferred Share by (y) the Conversion Price (the "Conversion Rate"). The Conversion Amount means, with respect to each Preferred Share, as of the applicable date of determination, the sum of (1) the Stated Value thereof plus (2) any Additional Amount thereon as of such date of determination plus (3) any other amounts owed to such holder pursuant to the Certificate of Designations or any other Transaction Document. The Conversion Price will initially be the Nasdaq Minimum Price determined as of the Closing Date, subject to adjustment as provided in the Certificate of Designations.

Triggering Event Conversion. Solely on or after the Lead Investor Non-Affiliate Date, at any time during the period commencing on the date of the occurrence of a Triggering Event and ending on the earlier to occur of (x) the date of the cure of such Triggering Event and (y) twenty Trading Days after the date Holdco delivers written notice to the applicable holder of such Triggering Event, such holder may, at such holder's option, by delivery of a Conversion Notice to Holdco, convert all, or any number of Holdco Special Preferred Shares into shares of common stock at the Triggering Event Conversion Price. The Triggering Event Conversion Price means that price which shall be the lower of (i) the applicable Conversion Price as in effect on the applicable Conversion Date, and (ii) the greater of (x) the Floor Price and (y) 85% of the lowest VWAP of the common stock during the ten consecutive Trading Day period ending and including the Trading Day immediately preceding the delivery or deemed delivery of the applicable Conversion Notice.

Company Optional Redemption. At any time, Holdco shall have the right to redeem all, or any part pro rata based on the number of the Holdco Special Preferred Shares then held by the holders, of the Holdco Special Preferred Shares then outstanding on the Company Optional Redemption Date. The Holdco Special Preferred Shares subject to redemption shall be redeemed by the Company in cash at a price (the "Company Optional Redemption Price") equal to the greater of (i) the Liquidation Preference of such Company Optional Redemption Amount and (ii) the product of (1) the Conversion Rate with respect to the Conversion Amount being redeemed as of the Company Optional Redemption Date multiplied by (2) the greatest Closing Sale Price of the common stock on any Trading Day during the period commencing on the date immediately preceding such Company Optional Redemption Notice Date and ending on the Trading Day immediately prior to the date payment is made to the Holder. The Company may exercise its right to require redemption by delivering a written notice thereof by electronic mail and overnight courier to all of the holders, which notice shall state the date on which the Company Optional Redemption shall occur (the "Company Optional Redemption Date") which date shall not be less than ten Trading Days nor more than twenty Trading Days following the Company Optional Redemption Notice Date .

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Certificate of Designations for the Holdco Special Preferred Stock. A form of the Certificate of Designations designating the Holdco Special Preferred Stock is attached hereto as Exhibit 3.1.

Holdco Notes

The Holdco Notes will be issued at closing in the principal amount of $3.5 million and will have a two year maturity date. The Holdco Notes accrue interest on any outstanding principal amount at an interest rate of 8.0% per annum, as may be adjusted from time to time, until maturity. After maturity, the default interest rate will be 18.0% per annum until the Holdco Notes are paid in full. The Holdco Notes require repayment of the principal amount on the maturity date. Interest shall be paid on each Interest Date (as defined in the Holdco Notes).

The Holdco Notes are not convertible. The holder, however, will have the right to right to exchange any outstanding Holdco Notes into shares of Holdco Special Preferred Stock. The Holdco Notes will be unsecured.

This summary does not purport to be complete and is qualified in its entirety by reference to the full text of the Holdco Notes. A form of the Holdco Notes is attached hereto as Exhibit 3.1.

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Approval and Recommendation of the Special Committee

In connection with the Mergers, Auddia plans to seek the approval of its stockholders at a special meeting to approve the Mergers and the other transactions contemplated by the Merger Agreement. Since Thramann is wholly owned by Jeff Thramann, Auddia’s President and Chief Executive Officer, the Mergers collectively constitute a related party transaction under U.S. securities laws and, as a result, the Mergers and the Merger Agreement have been reviewed and approved by a special committee of independent and disinterested directors of Auddia (the “Special Committee”). The Special Committee has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, on the terms and subject to the conditions set forth therein, are advisable, fair to and in the best interests of Auddia and its stockholders and (ii) determined to recommend, upon the terms and subject to the conditions set forth in the Merger Agreement, that the stockholders of Auddia vote to authorize the Mergers and adopted the Merger Agreement.

Representations, Warranties and Covenants

Each of Auddia and Thramann has agreed to customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants relating to (a) obtaining the requisite approval of their respective members or stockholders, as applicable, (b) non-solicitation of alternative acquisition proposals, (c) the conduct of their respective businesses during the period between the date of signing the Merger Agreement and the closing, (d) Auddia maintaining the existing listing of the Auddia Common Stock on Nasdaq (e) Auddia filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement on Form S-4 to register the shares of Holdco Common Stock to be issued in connection with the Mergers (the “Registration Statement”). Auddia’s “no-shop” provision is subject to certain exceptions that permit the Special Committee and the board of directors of Auddia to comply with its fiduciary duties, which, under certain circumstances, would enable Auddia to provide information to, and enter into discussions or negotiations with, third parties in response to any alternative acquisition proposals.

Closing Conditions

Consummation of the Mergers is subject to certain closing conditions, including, among other things, (a) the effectiveness of the Registration Statement, (b) the absence of any orders or injunctions by any governmental entity that would prohibit consummation of the Merger, (c) approval by Auddia’s stockholders of the Mergers and related matters, (d) Auddia’s net cash at closing being at least equal to $12,000,000, (e) the Lock-Up Agreement (as defined below) continuing to be in full force and effect as of immediately following the applicable Effective Time, and (f) Holdco having obtained approval of the listing of the combined company pursuant to Nasdaq listing rules.

Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including regarding the accuracy of the representations and warranties of the other party, subject to applicable materiality standards, and the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the closing.

Termination and Termination Fees

The Merger Agreement contains certain termination rights of each of Auddia and Thramann. Upon termination of the Merger Agreement under specified circumstances, Auddia may be required to pay Thramann a termination fee of $600,000 and reimburse Thramann for all reasonable out-of-pocket expenses incurred by Thramann in connection with the execution of the Merger Agreement and transactions contemplated by the Merger Agreement, up to a maximum of $200,000.

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Governance

At the Auddia Merger Effective Time and Thramann Merger Effective Time, the four members of the board of directors of Auddia are expected to continue to serve as the members of the board of directors of the combined company. Mr. Thramann and John Mahoney are expected to continue and the President and CEO and Chief Financial Officer of the combined company, respectively.

Support Agreements and Lock-Up Agreement

Concurrently and in connection with the execution of the Merger Agreement, the executive officers and directors of Auddia have entered into support agreements (the “Support Agreements”) with Auddia and Thramann to, among other things, vote all of their shares of Auddia Common Stock in favor of the transactions contemplated by the Merger Agreement.

Concurrently and in connection with the execution of the Merger Agreement, Jeff Thramann, as the sole member of Thramann, has entered into a lock-up agreement (the “Lock-Up Agreement”) pursuant to which, and subject to specified exceptions, Mr. Thramann has agreed not to transfer any shares of Holdco Common Stock for a 180-day period following the closing.

The preceding summaries of the Merger Agreement, the Support Agreements and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Support Agreement, and the form of Lock-Up Agreement, which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Auddia or Thramann or to modify or supplement any factual disclosures about Auddia in Auddia’s public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Auddia, Thramann and the Merger Subs made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Auddia, Thramann or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be modified in important part by the underlying disclosure schedules which are not filed publicly, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 7.01.	Regulation FD Disclosure.

On February 17, 2026, Auddia and Thramann issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

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Cautionary Note Regarding Forward-Looking Statements

Certain statements in this communication, other than purely historical information, may constitute “forward-looking statements” within the meaning of the federal securities laws, including for purposes of the “safe harbor” provisions under the Private Securities Litigation Reform Act of 1995, concerning Auddia, Thramann and the proposed Mergers (collectively, the “Proposed Transactions”) and other matters.

These forward-looking statements include, but are not limited to, express or implied statements relating to Auddia’s and Thramann’s management teams’ expectations, hopes, beliefs, intentions or strategies regarding the future including, without limitation, statements regarding: the structure, timing and completion of the proposed Mergers; the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; expectations regarding the structure, timing and completion of any pre-closing financing expected to be completed by Auddia, including investment amounts from investors, the anticipated timing of closing of the Proposed Transactions, expected proceeds, expectations regarding the use of proceeds, and impact on ownership structure; the expected executive officers and directors of the combined company; the combined company’s expected cash position at the closing and cash runway of the combined company following the proposed Merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the sufficiency of post-transaction resources to support the combined company’s businesses and operations and the time period over which Thramann’s post-transaction capital resources will be sufficient to fund its anticipated operations; the expectations regarding the ownership structure of the combined company; the expected trading of the combined company’s stock on Nasdaq under the ticker symbol “MCFN” after the closing; and other statements that are not historical fact. All statements other than statements of historical fact contained in this communication are forward-looking statements. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “opportunity,” “potential,” “can,” “goal,” “strategy,” “target,” “anticipate,” “achieve,” “believe,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “plan,” “possible,” “project,” “should,” “will,” “would” and similar expressions (including the negatives of these terms or variations of them) may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements are made based on current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management concerning future developments and their potential effects. There can be no assurance that future developments affecting Auddia, Thramann, or the Proposed Transactions will be those that have been anticipated. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond Auddia’s or Thramann’s control, or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of (a) a proposed reverse stock split from Auddia’s stockholders and (b) the proposed Mergers from Auddia’s securityholders, if at all; the risk that the any anticipated pre-closing financing by Auddia is not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of Auddia and Thramann to consummate the Proposed Transactions; risks related to Auddia’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing; risks related to Auddia’s and Thramann’s ability to correctly estimate their respective operating expenses and their respective expenses associated with the Proposed Transactions, as applicable, pending the closing, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of the combined company, and other events and unanticipated spending and costs that could reduce the combined company’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the Merger Agreement; the effect of the announcement or pendency of the Merger on Auddia’s or Thramann’s business relationships, operating results and business generally; costs related to the Mergers; the risk that as a result of adjustments to the Thramann Exchange Ratio, Thramann securityholders and Auddia stockholders could own more or less of the combined company than is currently anticipated; risks related to the market price of Auddia’s common stock relative to the value suggested by the Thramann Exchange Ratio; risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance product candidates;the outcome of any legal proceedings that may be instituted against Auddia, Thramann or any of their respective directors or officers related to the Proposed Transactions; the ability of Auddia and Thramann to obtain, maintain, and protect their respective intellectual property rights; competitive responses to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; potential adverse reactions or changes to business relationships, operating results, and business generally, resulting from the announcement or completion of the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results,

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legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of Auddia or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Auddia’s Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 5, 2025, subsequent Quarterly Reports on Form 10-Q filed with the SEC, and in other filings that Auddia makes and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”, as well as discussions of potential risks, uncertainties, and other important factors included in other filings by Auddia from time to time, any risk factors related to Auddia or Thramann made available to you in connection with the Proposed Transactions Should one or more of these risks or uncertainties materialize, or should any of Auddia’s or Thramann’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this communication, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Neither Auddia nor Thramann undertakes or accepts any duty to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based, except as required by law. This communication does not purport to summarize all of the conditions, risks and other attributes of an investment in Auddia or Thramann.

No Offer or Solicitation

This communication and the information contained herein is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS COMMUNICATION IS TRUTHFUL OR COMPLETE.

Important Additional Information about the Proposed Transactions Will be Filed with the SEC

This communication relates to the proposed Merger involving Auddia and Thramann and may be deemed to be solicitation material in respect of the proposed Merger. In connection with the Proposed Transactions, Auddia intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that Auddia may file with the SEC and/or send to Auddia’s stockholders in connection with the proposed Merger. AUDDIA URGES, BEFORE MAKING ANY VOTING DECISION, INVESTORS AND STOCKHOLDERS TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AUDDIA, THRAMANN, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

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Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Auddia with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Auddia with the SEC will also be available free of charge on Auddia’s website at www.auddia.com, or by contacting Auddia’s Investor Relations at ksmith@pcgadvisory.com. In addition, investors and stockholders should note that Auddia communicates with investors and the public using its website at https://investors.auddiainc.com/.

Participants in the Solicitation

Auddia, Thramann, and their respective directors and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from Auddia stockholders in connection with the Proposed Transactions under the rules of the SEC. Information about Auddia’s directors and executive officers, including a description of their interests in Auddia, is included in Auddia’s most recent Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 5, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including about the directors and executive officers of Thramann, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

Item 9.01.	Financial Statements and Exhibits.

(a)	Financial statements of businesses acquired.

Audited financial statements of Thramann Holdings, LLC and its combined subsidiaries as of and for the years ended December 31, 2024 and 2023, and the notes related thereto, as well as the related Report of Independent Public Accounting Firm, which are included in Exhibit 99.2 hereto and are incorporated herein by reference. Unaudited financial statements of Thramann Holdings, LLC and its combined subsidiaries as of and for the nine months ended September 30, 2025 and 2024, and the notes related thereto, which are included in Exhibit 99.3 hereto and are incorporated herein by reference.

(b)	Pro forma financial information.

Unaudited pro forma combined financial information of Auddia Inc. and Thramann Holdings, LLC as of and for the year ended December 31, 2024 and as of and for the nine months ended September 30, 2025, and the notes related thereto, which are included in Exhibit 99.4 hereto and are incorporated herein by reference.

Exhibit Number	Description

2.1*	Agreement and Plan of Merger, dated as of February 17, by and among New Holdco, Inc., Auddia Merger Sub, Inc., Thramann Merger Sub LC, Auddia Inc. and Thramann Holdings, LLC

3.1	Form of Certificate of Designations for the Holdco Special Preferred Stock

4.1	Form of Holdco Senior Note

10.1	Form of Support Agreement

10.2	Form of Lock-Up Agreement

23.1	Consent of Haynie & Company, the independent auditors of Thramann Holdings, LLC

99.1	Joint Press Release, issued on February 17, 2026

99.2	Audited combined financial statements of Thramann Holdings, LLC as of and for the years ended December 31, 2024 and 2023

99.3	Unaudited combined financial statements of Thramann Holdings, LLC as of and for the nine months ended September 30, 2025 and 2024

99.4	Unaudited pro forma combined financial information of Auddia Inc. and Thramann Holdings, LLC as of and for the year ended December 31, 2024 and as of and for the nine months ended September 30, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUDDIA INC.

February 17, 2026	By:	/s/ John Mahoney
John Mahoney
Chief Financial Officer

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